इंडियन ऑयल कॉर्पोरेशन लिमिटेड
रजिस्टर्ड ऑफिस : इंडियन ऑयल भवन,
जी-९, अली यावर जंग मार्ग, बांद्रा (पूर्व), मुंबई - ४०० ०५१. भारत

Indian Oil Corporation Limited

Regd. Office : Indian Oil Bhavan,
G-9, Ali Yavar Jung Marg, Bandra (East), Mumbai - 400 051
Tele. & Fax : 644 38 80

IndianOil

02 FEB -8 AM 8:41

File No. **82-4894**

Secl/1107/Listing 6th February, 2002

The US Securities & Exchange Commission,
450, 5th Street, N.W.,
Washington D.C. 20549,
USA.

02015017

SUPPL

Dear Sir,

Sub : **Compliance of Clause 36 of the Listing Agreement**.

Pursuant to Clause 36 of the Listing Agreement, it is hereby notified that IndianOil has been declared successful in its bid for acquisition of 33.58% equity of IBP Co. Ltd. from Government of India. IndianOil would be acquiring 74,37,808 no. of shares of IBP Co. Ltd. at Rs. 1551/- per shares from Govt. of India amounting to Rs. 1153,60,40,208/-

Further to above, IndianOil would be making an open offer through Public Announcement to acquire further 20% shares of IBP Co. Ltd. from the public as per the SEBI (Substantial Acquisition and Takeovers) Regulation, 1997.

Thanking you,

Yours faithfully,
For INDIAN OIL CORPORATION LIMITED

(R. NARAYANAN)
COMPANY SECRETARY

Encl: As above.

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

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